Exhibit 2.3

EXECUTION COPY

DATED JUNE 15, 2014

COVIDIEN PUBLIC LIMITED COMPANY

AND

MEDTRONIC, INC.

EXPENSES REIMBURSEMENT AGREEMENT

i

THIS AGREEMENT is made as a deed on June 15, 2014

BETWEEN:

(1)	Medtronic, Inc., a corporation incorporated in the State of Minnesota (hereinafter called “Medtronic”), and

(2)	Covidien public limited company, a company incorporated in Ireland with registered number 466385 having its registered office at 20 On Hatch, Lower Hatch Street, Dublin 2, Ireland (hereinafter called “Covidien”).

RECITALS:

(A)	Medtronic has agreed to make a proposal to acquire Covidien on the terms set out in the Rule 2.5 Announcement (as defined below) and the Transaction Agreement (as defined below) and Covidien has agreed to reimburse certain third party costs and expenses incurred and to be incurred by Medtronic for the purposes of, in preparation for or in connection with the Acquisition (as defined below) if the Transaction Agreement is terminated in certain circumstances.

(B)	This Agreement (this “Agreement”) sets out the agreement between the Parties (as defined below) as to, among other things, the reimbursement in certain circumstances by Covidien of certain expenses incurred and to be incurred by Medtronic for the purposes of, in preparation for or in connection with the Acquisition (as defined below).

NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS

1.1	In this Agreement (including in the Recitals), the following words and expressions shall have the meanings set opposite them:

“Acquisition”, the proposed acquisition by Holdco and IrSub of Covidien by means of the Scheme or a takeover offer (and any such Scheme or takeover offer as it may be revised, amended or extended from time to time) pursuant to the Transaction Agreement (whether by way of the Scheme or such takeover offer) (including the issuance by Holdco of the aggregate Holdco share consideration and payment by Holdco and IrSub of their respective portion of the aggregate cash consideration pursuant to the Scheme or such takeover offer), to be described in the Rule 2.5 Announcement and provided for in the Transaction Agreement;

“Act”, the Companies Act 1963, as amended;

“Acting in Concert”, shall have the meaning given to that term in the Takeover Panel Act;

“Actions”, any civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlement or enforcement actions by, from or before any Relevant Authority;

“Agreed Form”, in relation to any document, the form of that document which has been agreed to by or on behalf of each of the Parties;

“Agreement”, shall have the meaning given to that term in the Recitals;

“Antitrust Laws”, the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, and any other federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolisation, competition, antitrust or restraint of trade;

“Business Day”, any day, other than a Saturday, Sunday or a day on which banks in Ireland or in the State of New York are authorised or required by law or executive order to be closed;

“Cap”, shall have the meaning given to that term in Clause 3.1;

“Concert Parties”, such persons as are deemed to be acting in concert with Medtronic pursuant to Rule 3.3 of Part A of the Takeover Rules;

“Confidentiality Agreement”, the confidentiality agreement between Covidien and Medtronic dated as of April 23, 2014, as it may be amended from time to time;

“Court Meeting”, the meeting or meetings of the Covidien Shareholders (and any adjournment thereof) convened by order of the High Court of Ireland pursuant to Section 201 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment);

“Court Meeting Resolution”, the resolution to be proposed at the Court Meeting for the purposes of approving and implementing the Scheme;

“Covidien”, shall have the meaning given to that term in the Preamble;

“Covidien Alternative Proposal”, any bona fide proposal or bona fide offer made by any person (other than a proposal or offer by Medtronic or any of its Associates or any person Acting in Concert with Medtronic pursuant to Rule 2.5 of the Takeover Rules) for (i) the acquisition of Covidien by scheme of arrangement, takeover offer or business combination transaction; (ii) the acquisition by any person of 20% or more of the assets of Covidien and its Subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of Covidien’s Subsidiaries); (iii) the acquisition by any person (or the stockholders of any person) of 20% or more of the outstanding Covidien Shares; or (iv) any merger, business combination, consolidation, share exchange, takeover, scheme of arrangement, recapitalisation or similar transaction involving Covidien as a result of which the holders of Covidien Shares immediately prior to such transaction do not, in the aggregate, own at least 80% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof;

“Covidien Board”, the board of directors of Covidien;

“Covidien Shareholders”, the holders of Covidien Shares;

“Covidien Shares”, the ordinary shares of US$0.20 each in the capital of Covidien;

“Covidien Superior Proposal”, a written Covidien Alternative Proposal made by any person that the Covidien Board determines in good faith (after consultation with Covidien’s financial advisor and outside legal counsel) is more favourable to the Covidien Shareholders than the transactions contemplated by the Transaction Agreement, taking into account such financial, regulatory, legal and other aspects of such proposal as the Covidien Board considers to be appropriate (it being understood that, for purposes of the definition of “Covidien Superior Proposal”, references to “20%” and “80%” in the definition of Covidien Alternative Proposal shall be deemed to refer to “50%”);

“EGM Resolutions”, the resolutions to be proposed at the EGM for the purposes of approving and implementing the Scheme, the reduction of capital of Covidien, changes to the articles of association of Covidien and such other matters as Covidien reasonably determines to be necessary or desirable for the purposes of implementing the Acquisition as have been approved by Medtronic (such approval not to be unreasonably withheld, conditioned or delayed);

“End Date”, March 15, 2015; provided, that if as of such date all conditions (other than (i) the conditions set forth in paragraphs 2(c), 2(d), 3(c), 3(d) and 3(e) and (ii) the condition set forth in paragraph 3(g) (if, in the case of this clause (ii), the reason for the failure of such condition is an injunction, order or prohibition under any Antitrust Law) in each case of Appendix III of the Rule 2.5 Announcement) of the Transaction Agreement have been satisfied (or, in the sole discretion of the applicable Party, waived (where applicable)) or would be satisfied (or, in the sole discretion of the applicable Party, waived (where applicable)) if the Acquisition were completed on such date, the “End Date” shall be June 15, 2015;

“Extraordinary General Meeting” or “EGM”, the extraordinary general meeting of the Covidien Shareholders (and any adjournment thereof) to be convened in connection with the Scheme, expected to be convened as soon as the preceding Court Meeting shall have been concluded or adjourned (it being understood that if the Court Meeting is adjourned, the EGM shall be correspondingly adjourned);

“High Court”, the High Court of Ireland;

“Holdco”, Kalani I Limited, a private limited company incorporated in Ireland with registered number 545333 having its registered office at IFSC, North Wall Quay, Dublin 1, Ireland;

“Irrecoverable VAT”, in relation to any person, any amount in respect of VAT which that person (or a member of the same VAT Group as that person) has incurred and in respect of which neither that person nor any other member of the same VAT Group as that person is entitled to a refund (by way of credit or repayment) from any relevant Tax Authority pursuant to and determined in accordance with section 59 of the Value Added Tax Consolidation Act 2010 and any regulations made under that Act or similar provision in any other jurisdiction;

“IrSub”, Makani II Limited, a private limited company incorporated in Ireland with registered number 545354 having its registered office at IFSC, North Wall Quay, Dublin 1, Ireland;

“Medtronic”, shall have the meaning given to that term in the Preamble;

“Medtronic Payment Events”, shall have the meaning given to that term in Clause 3.2;

“Medtronic Reimbursement Payments”, shall have the meaning given to that term in Clause 3.1;

“Panel”, the Irish Takeover Panel;

“Parties”, Covidien and Medtronic and “Party” shall mean either Covidien, on the one hand, or Medtronic, on the other hand (as the context requires);

“Person” or “person”, an individual, group (including a “group” under Section 13(d) of the United States Securities Exchange Act of 1934, as amended), corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organisation or other entity or any Relevant Authority or any department, agency or political subdivision thereof;

“Relevant Authority”, any Irish, United States, foreign or supranational, federal, state or local governmental commission, board, body, division, political subdivision, bureau, or other regulatory authority, agency, including courts and other judicial bodies, or any competition, antitrust or supervisory body, central bank, public international organisation or other governmental, trade or regulatory agency or body, securities exchange or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing, in each case, in any jurisdiction, including, for the avoidance of doubt, the Panel, the High Court and the U.S. Securities and Exchange Commission;

“Resolutions”, the EGM Resolutions and Court Meeting Resolution required to effect the Scheme, which will be set out in the Scheme Document;

“Rule 2.5 Announcement”, the announcement in the Agreed Form to be made by the Parties pursuant to Rule 2.5 of the Takeover Rules;

“Scheme”, the proposed scheme of arrangement under Section 201 of the Act and the capital reduction under Sections 72 and 74 of the Act to effect the Acquisition pursuant to the Transaction Agreement, in such terms and form as the Parties, acting reasonably, mutually agree, including any revision thereof as may be agreed between the Parties in writing;

“Scheme Recommendation”, the recommendation of the Covidien Board that Covidien Shareholders vote in favour of the Resolutions;

“Subsidiary”, in relation to any person, any corporation, partnership, association, trust or other form of legal entity of which such person directly or indirectly owns securities or other equity interests representing more than 50% of the aggregate voting power;

“Takeover Panel Act”, the Irish Takeover Panel Act 1997 (as amended);

“Takeover Rules”, the Irish Takeover Panel Act 1997 (as amended), Takeover Rules, 2013, as amended;

“Tax Authority”, any Relevant Authority responsible for the assessment, collection or enforcement of laws relating to taxes (including the Internal Revenue Service and the Irish Revenue Commissioners and any similar state, local, or non-U.S. revenue agency);

“Transaction Agreement”, the transaction agreement dated June 15, 2014 by and among Covidien, Medtronic, Holdco, IrSub, Aviation Acquisition Co., Inc., and Aviation Merger Sub, LLC;

“VAT”, any tax imposed by any member state of the European Community in conformity with the Directive of the Council of the European Union on the common system of value added tax (2006/112/EC) and any tax similar to or replacing same;

“VAT Group”, a group as defined in Section 15 of the Value Added Tax Consolidation Act 2010 and any similar VAT grouping arrangement in any other jurisdiction; and

“Willful Breach”, a material breach that is a consequence of an act undertaken or a failure to take an act by the breaching Party with the knowledge that the taking of such act or the failure to take such act would, or would reasonably be expected to, cause a material breach of this Agreement.

1.2	Construction

(a)	In this Agreement, words such as “hereunder”, “hereto”, “hereof” and “herein” and other words commencing with “here” shall, unless the context clearly indicates to the contrary, refer to the whole of this Agreement and not to any particular section or clause thereof.

(b)	In this Agreement, save as otherwise provided herein, any reference herein to a section, clause, schedule or paragraph shall be a reference to a section, sub-section, clause, sub-clause, schedule, paragraph or sub-paragraph (as the case may be) of this Agreement.

(c)	In this Agreement, any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof and shall also include any subordinate legislation made from time to time under such provision, and any reference to any provision of any legislation, unless the context clearly indicates to the contrary, shall be a reference to legislation of Ireland.

(d)	In this Agreement, the masculine gender shall include the feminine and neuter and vice versa and the singular number shall include the plural and vice versa.

(e)	In this Agreement, any reference to an Irish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Ireland, be deemed to include a reference to what most nearly approximates in that jurisdiction to the Irish legal term.

(f)	In this Agreement, any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

(g)	In this Agreement, any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent, and all attachments thereto and instruments incorporated therein.

1.3	Captions

The table of contents and the headings or captions to the clauses in this Agreement are inserted for convenience of reference only and shall not affect the interpretation or construction thereof.

1.4	Time

References to times are to New York City times unless otherwise specified.

2.	PRE-CONDITION

This Agreement shall not have effect unless and until the Rule 2.5 Announcement has been issued.

3.	MEDTRONIC REIMBURSEMENT

3.1	Subject to Clause 2 and to the provisions of this Agreement, Covidien agrees to pay to Medtronic, if any Medtronic Payment Event occurs, an amount equal to all documented, specific and quantifiable third party costs and expenses incurred by Medtronic, or on its behalf, for the purposes of, in preparation for, or in connection with the Acquisition, including exploratory work carried out in contemplation of and in connection with the Acquisition, legal, financial and commercial due diligence, arranging financing and engaging advisers to assist in the process (the payments provided for in this Clause 3.1, the “Medtronic Reimbursement Payments”); provided that the gross amount payable to Medtronic pursuant to this Agreement shall not, in any event, exceed such sum as is equal to 1% of the total value of the issued share capital of Covidien that is the subject of the Acquisition (excluding, for the avoidance of doubt, any interest in such share capital of Covidien held by Medtronic or any Concert Parties of Medtronic) as ascribed by the terms of the Acquisition as set out in the Rule 2.5 Announcement (the “Cap”). The amount payable by Covidien to Medtronic under this Clause 3.1 will exclude any amounts in respect of VAT incurred by Medtronic attributable to such third party costs other than Irrecoverable VAT incurred by Medtronic. Upon Medtronic becoming entitled to a Medtronic Reimbursement Payment, Covidien shall have no further liability in connection with the termination of the Transaction Agreement (for the avoidance of doubt, other than the obligation to pay Medtronic Reimbursement Payments pursuant to this Agreement), whether under the Transaction Agreement or this Agreement or otherwise, to Medtronic or its shareholders; provided that nothing herein shall release any Party from liability for Willful Breach, for fraud or as provided for in the Confidentiality Agreement.

3.2	The “Medtronic Payment Events” are where the Parties have issued the Rule 2.5 Announcement and:

(a)	the Transaction Agreement is terminated (in accordance with Clause 9.1(a) of the Transaction Agreement):

(i)

for the reason that the Court Meeting or the EGM shall have been completed and the Court Meeting Resolution or the EGM Resolutions, as applicable, shall not have been approved by the requisite votes, if (A) the Covidien Board or any committee thereof has (x) withdrawn or failed to make when required pursuant to the Transaction Agreement (or qualified or modified in any manner adverse to Medtronic), or proposed publicly to withdraw or fail to make when required pursuant to the Transaction Agreement (or qualify or modify in any manner adverse to Medtronic), the Scheme Recommendation or the recommendation contemplated by Clause 3.6(c)(iii) of the Transaction Agreement, (y) approved, recommended or declared advisable, or proposed publicly to approve, recommend or declare advisable, any Covidien Alternative Proposal or (z) disclosed a position that is deemed to be a “Covidien Change of Recommendation” under Clause 5.3(f) of the Transaction Agreement (it being understood, for the avoidance of doubt, that the provision by Covidien to Medtronic of notice or information in connection with a Covidien Alternative Proposal or Covidien Superior Proposal as required or expressly permitted by the Transaction Agreement shall not, in and of itself, satisfy this Clause 3.2(a)(i)(A)) and (B) either (1) the condition set forth in paragraph 3(a) of Appendix III of the Rule 2.5 Announcement shall have been satisfied at the time of such termination or (2) Covidien shall have effected such termination prior to the time that the meeting of the holders of the shares of Common Stock of Medtronic, par value US$.10 per share, for the purpose of obtaining the adoption of the plan of merger contemplated by the Transaction Agreement shall have been completed; or

(ii)	by Covidien, at any time prior to obtaining the Covidien Shareholder Approval, in order to enter into any agreement, understanding or arrangement providing for a Covidien Superior Proposal; or

(b)	all of the following occur:

(i)	prior to the Court Meeting, a Covidien Alternative Proposal is publicly disclosed or any person shall have publicly announced an intention (whether or not conditional) to make a Covidien Alternative Proposal and, in each case, such disclosure or announcement is not publicly and irrevocably withdrawn without qualification at least three Business Days before the date of the Court Meeting (it being understood that, for purposes of this Clause 3.2(b)(i) and Clause 3.2(b)(iii) below, references to “20%” and “80%” in the definition of Covidien Alternative Proposal shall be deemed to refer to “50%”); and

(ii)	the Transaction Agreement is terminated by either Covidien or Medtronic for the reason that the Court Meeting or the EGM shall have been completed and the Court Meeting Resolution or the EGM Resolutions, as applicable, shall not have been approved by the requisite votes; and

(iii)	a Covidien Alternative Proposal is consummated, or a definitive agreement providing for a Covidien Alternative Proposal is entered into within twelve months after such termination (regardless of whether such Covidien Alternative Proposal is the same Covidien Alternative Proposal referred to in Clause 3.2(b)(i)); or

(c)	all of the following occur:

(i)	prior to the Court Meeting, a Covidien Alternative Proposal is publicly disclosed or any person shall have publicly announced an intention (whether or not conditional) to make a Covidien Alternative Proposal and, in each case, such disclosure or announcement is not publicly and irrevocably withdrawn without qualification at the time the Transaction Agreement is terminated under the circumstances specified in Clause 3.2(c)(ii) (it being understood that, for purposes of this Clause 3.2(c)(i) and Clause 3.2(c)(iii) below, references to “20%” and “80%” in the definition of Covidien Alternative Proposal shall be deemed to refer to “50%”); and

(ii)	the Transaction Agreement is terminated by Medtronic for the reason that Covidien shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in the Transaction Agreement, which breach or failure to perform (A) would result in a failure of any of the conditions set forth in paragraph 1, 2, 3 or 4 of Appendix III of the Rule 2.5 Announcement and (B) is not reasonably capable of being cured by the End Date or, if curable, Medtronic shall have given Covidien written notice, delivered at least 30 days prior to such termination, stating Medtronic’s intention to terminate the Transaction Agreement for such reason and the basis for such termination and such breach or failure to perform shall not have been cured within 30 days following the delivery of such written notice; and

(iii)	a Covidien Alternative Proposal is consummated, or a definitive agreement providing for a Covidien Alternative Proposal is entered into, within twelve months after such termination (regardless of whether such Covidien Alternative Proposal is the same Covidien Alternative Proposal referred to in Clause 3.2(c)(i)).

3.3	Each request by Medtronic for a Medtronic Reimbursement Payment shall be:

(a)	submitted in writing to Covidien no later than 60 calendar days following the occurrence of any of the Medtronic Payment Events; and

(b)	accompanied by written invoices or written documentation supporting the request for a Medtronic Reimbursement Payment; and

(c)	subject to satisfactory compliance with Clause 3.3(b), satisfied in full by payment in full by Covidien to Medtronic in cleared, immediately available funds within seven calendar days following such receipt of such invoices or documentation.

3.4	If and to the extent that any relevant Tax Authority determines that any Medtronic Reimbursement Payment is consideration for a taxable supply and that Covidien (or any member of a VAT Group of which Covidien is a member) is liable to account to a Tax Authority for VAT in respect of such supply and such VAT is Irrecoverable VAT, then:

(a)	the amount payable by Covidien by way of any Medtronic Reimbursement Payment, together with any Irrecoverable VAT arising in respect of the supply for which the payment is consideration, shall not exceed the Cap; and

(b)	to the extent that Covidien has already paid an amount in respect of any Medtronic Reimbursement Payment which exceeds the amount described in Clause 3.4(a) above, Medtronic shall repay to Covidien the portion of the Irrecoverable VAT in excess of the Cap.

3.5	Medtronic confirms that it is established outside of the European Union for VAT purposes.

4.	GENERAL

4.1	This Agreement shall be governed by, and construed in accordance with, the laws of Ireland. Each of the Parties irrevocably agrees that the courts of Ireland are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement and, for such purposes, irrevocably submits to the exclusive jurisdiction of such courts and waives, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defence of an inconvenient forum to the maintenance of, any such Action in any such court. Any Action arising out of or in connection with this Agreement shall therefore be brought in the courts of Ireland.

4.2	This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement, and each Party may enter into this Agreement by executing a counterpart and delivering it to the other Party (by hand delivery, facsimile process, e-mail or otherwise).

4.3	Notices

(a)	Any notice or other document to be served under this Agreement may be delivered by overnight delivery service (with proof of service) or hand delivery, or sent by facsimile process, to the Party to be served as follows:

(i)	if to Medtronic, to:

Medtronic, Inc.

710 Medtronic Parkway

Minneapolis, MN 55432

Fax:                     +1 (763) 572-5459

Attention:         General Counsel

with copy to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Fax:                   +1 (212) 225-3999

Attention:         Victor I. Lewkow

                          Matthew P. Salerno

and

A & L Goodbody

1 North Wall Quay

International Financial Services Centre

Dublin 1, Ireland

Fax:                   +353-0-1-649-2649

Attention:         Cian McCourt

(ii)	if to Covidien, to:

Covidien plc

1st Floor, 20 on Hatch

Lower Hatch Street

Dublin 2

Ireland

Fax:                   +353-1-438-1798

Attention:         General Counsel

and

Covidien

15 Hampshire Street

Mansfield, MA 02048

Fax:                     (508) 261-8544

Attention:         General Counsel

with copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Fax:                   (212) 403-2000

Attention:         Adam O. Emmerich

                          Benjamin M. Roth

                          Victor Goldfeld

and

Arthur Cox

Earlsfort Centre

Earlsfort Terrace

Dublin 2, Ireland

Fax:                    +353-0-1-618-0618

Attention:         Brian O’Gorman

                          Geoff Moore

                          Stephen Ranalow

or such other postal address or fax number as it may have notified to the other Party in writing in accordance with the provisions of this Clause 4.3.

(b)	Any notice or document shall be deemed to have been served:

(i)	if delivered by overnight delivery or by hand, at the time of delivery; or

(ii)	if sent by fax, at the time of termination of the fax transmission (provided that any notice received by facsimile transmission at the addressee’s location on any day that is not a Business Day, or on any Business Day after 5:00 pm (addressee’s local time), shall be deemed to have been served at 9:00 am (addressee’s local time) on the next Business Day).

4.4	The invalidity, illegality or unenforceability of a provision of this Agreement does not affect or impair the continuance in force of the remainder of this Agreement.

4.5	No release, discharge, amendment, modification or variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each Party.

4.6	Each Party hereto represents and warrants to the other that, assuming due authorisation, execution and delivery by the other Party hereto, this Agreement constitutes the valid and binding obligations of that Party.

4.7	Each Party hereto confirms and agrees that no provision of the Transaction Agreement shall supersede, vary or otherwise amend the provisions of this Agreement.

IN WITNESS whereof the Parties hereto have caused this Agreement to be executed and delivered as a Deed on the day and year first before WRITTEN.

GIVEN under the common seal

of COVIDIEN PUBLIC LIMITED COMPANY

and DELIVERED as a DEED

/s/ José E. Almeida
Name: José E. Almeida Title: President and Chief Executive Officer

[Signature Page to Expenses Reimbursement Agreement]

IN WITNESS whereof the Parties hereto have caused this Agreement to be executed and delivered as a Deed on the day and year first before WRITTEN.

SIGNED for and on behalf of

MEDTRONIC, INC.

and DELIVERED as a DEED

/s/ Omar Ishrak
Name: Omar Ishrak Title: Chief Executive Officer

[Signature Page to Expenses Reimbursement Agreement]